UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 21, 2007

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-145845) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit No.	Description
4.1	The form of Global Note.

5.1	The form of opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays Bank PLC, as to the validity of the securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 21, 2007	By:	/s/ MARIE SMITH
	Name:	MARIE SMITH
	Title:	ASSISTANT SECRETARY

BARCLAYS BANK PLC
(Registrant)

Date: September 21, 2007	By:	/s/ MARIE SMITH
	Name:	MARIE SMITH
	Title:	ASSISTANT SECRETARY

THIS SECURITY IS A GLOBAL REGISTERED SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

BARCLAYS BANK PLC

FLOATING RATE NOTES DUE 2009

CUSIP NO. 06739G AC3
ISIN NO. US06739GAC33

No. [        ]

BARCLAYS BANK PLC, a company duly incorporated and existing under the laws of England and Wales (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of $[            ] on September 21, 2009, except as otherwise provided herein, and to pay interest thereon, in accordance with the terms hereof. Interest shall accrue on the Security from September 21, 2007 or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for, and shall be paid quarterly in arrears on March 21, June 21, September 21 and December 21 of each year (each an “Interest Payment Date”), commencing on December 21, 2007, except as otherwise provided herein, at the rate of interest per annum equal to the Federal Funds Rate (as determined pursuant to the provisions on the reverse of this Security) determined by the Calculation Agent (as defined on the reverse of this Security) plus 0.5%, until the principal hereof is paid or made available for payment.

The period beginning on September 21, 2007 and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date is herein called an “Interest Period”. If any Interest Payment Date (other than Maturity or a Redemption Date) falls on a day which is not a Business Day (as defined below), such Interest Payment Date shall be postponed to the next succeeding Business Day, except that if such next succeeding Business Day is in the next calendar month, such Interest Payment Date shall be the Business Day which precedes that day. If Maturity or a Redemption Date shall not be a Business Day, payment of the principal of and interest due on that date need not be made on that day but may be made on the next day that is a Business Day with the same force and effect as if made on Maturity, provided that no interest shall accrue for the period from and after Maturity. In each such case, the interest rate cut-off periods (as defined on the reverse of this Security) and the interest reset dates (as defined on the reverse of this Security) will be adjusted accordingly to calculate the amount of interest payable on this Security. A “New York Business Day” means any day that is not a Saturday or Sunday and that, in the City of New York, New York, is not a day on which banking institutions generally are authorized or obliged by law or executive order to close. A “London Business Day” means any day that is not a Saturday or Sunday and that, in London, England, is not a day on which banking institutions generally are authorized or obliged by law or executive order to close. A “Business Day” means any day that is both a New York Business Day and a London Business Day.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be one calendar day immediately preceding each respective Interest Payment Date (whether or not a Business Day). Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of and any such interest on this Security will be made at the office or agency of the Company maintained for that purpose in New York City, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Senior Debt Security Register, unless such person requests payment by wire transfer pursuant to Section 3.07 of the Indenture.

This Security shall be governed by and construed in accordance with the laws of the State of New York.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture, as defined herein.

THIS SECURITY IS NOT A DEPOSIT AND IS NOT INSURED BY THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OF THE UNITED STATES OR THE UNITED KINGDOM.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: September 21, 2007	BARCLAYS BANK PLC

By:
Name:
Title:

By:
Name:
Title:

Trustee’s Certificate of Authentication

This is one of the Securities of the series designated herein referred to in the Indenture.

Dated: September 21, 2007	THE BANK OF NEW YORK,
As Trustee

By:
Authorized Signatory

(Reverse of Security)

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”) issued and to be issued in one or more series under an Indenture, dated as of September 16, 2004 (herein called the “Indenture,” which term shall have the meaning assigned to it in such instrument), between the Company and The Bank of New York, as Trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee, the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. Insofar as the provisions of the Indenture may conflict with the provisions set forth on the face of this Security, the latter shall control for purposes of this Security.

This Security is one of the series designated on the face hereof, limited to a principal amount of $700,000,000, which amount may be increased at the option of the Company if in the future it determines that it may wish to sell additional Securities of this series. References herein to “this series” mean the series designated on the face hereof.

The interest rate on each note will be calculated by reference to the Federal Funds Rate plus 0.5%, as set forth below. The interest reset dates (each, an “interest reset date”) for each note will be daily, provided, however, that the interest rate in effect during the interest rate cut-off period preceding each Interest Payment Date or Maturity, as the case may be, will be the interest rate in effect on the second New York Business Day preceding such Interest Payment Date or Maturity, as the case may be.

For each interest reset date, the interest rate will be the Federal Funds Rate on the New York Business Day prior to such interest reset date, subject to the interest rate cut-off period, plus 0.5% (for example, the rate for the date of issuance, September 21, 2007, shall be determined using the Federal Funds Rate for the preceding New York Business Day, i.e., September 20, 2007, which is expected to be available on September 21, 2007). For any interest reset date that is not a New York Business Day, the interest rate will be the interest rate on the last interest reset date that is a New York Business Day prior to such interest reset date plus 0.5% (for example, the Federal Funds Rate for Saturday and Sunday will be determined on the preceding Friday, provided it is a New York Business Day, with the rate being from the preceding Thursday).

The “calculation date” and the “interest rate cut-off period” pertaining to any Interest Payment Date will be the second New York Business Day preceding the applicable Interest Payment Date.

The Bank of New York, as calculation agent (the “Calculation Agent”), will, upon the request of the holder of any note, provide the interest rate then in effect and, if determined, the interest rate which will become effective on the next interest reset date. All determinations of interest rates by the calculation agent shall, in the absence of manifest error, be conclusive for all purposes and binding on the holders of the notes.

All percentages resulting from any calculation with respect to the notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one millionths of a percentage point rounded upwards and all amounts used in or resulting from such calculation on the notes will be rounded, if necessary, to the nearest cent (with one-half cent being rounded upward).

“Federal Funds Rate” means:

(1) the rate as of the particular interest determination date for U.S. dollar federal funds as published in H.15(519) under the caption “Federal Funds (Effective)” and displayed on Reuters Monitor Money Rates Service (or any successor service) on page FEDFUNDS1 (or any other page as may replace the specified page on that service) (“Reuters Page FEDFUNDS1”), or

(2) if the rate referred to in clause (1) does not so appear on Reuters Page FEDFUNDS1 or is not so published by 3:00 P.M., New York City time, on the day that is one New York Business Day following the interest determination date, the rate as of the particular interest determination date for U.S. dollar federal funds as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying the applicable rate, under the caption “Federal Funds (Effective),” or

(3) if the rate referred to in clause (2) is not so published by 3:00 P.M., New York City time, on the related calculation date, the rate with respect to the particular interest determination date calculated by the calculation agent as the arithmetic mean of the rates for the last transaction in overnight U.S. dollar federal funds arranged by three leading brokers of U.S. dollar federal funds transactions in The City of New York (which may include the agent or its affiliates), selected by the calculation agent prior to 9:00 A.M., New York City time, on the following New York Business Day, or

(4) if the brokers so selected by the calculation agent are not quoting as mentioned in clause (3), the Federal Funds Rate already in effect on the particular interest determination date.

Payments under the Securities will be made without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“Taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or authority thereof or therein having the power to tax (each a “Taxing Jurisdiction”), unless such deduction or withholding is required by law. If any such Taxes are at any time required by a Taxing Jurisdiction to be deducted or withheld, the Company will, subject to the exceptions and limitations set forth in Section 10.04 of the Indenture, pay such additional amounts of the principal of such

Security and any other amounts payable on such Security (“Additional Amounts”) as may be necessary in order that the net amounts paid to the Holder of any Security, after such deduction or withholding, shall equal the amounts of the principal of such Security and any other amounts payable on such Security which would have been payable in respect of such Security had no such deduction or withholding be required.

If at any time the Company determines that as a result of a change in or amendment to the laws or regulations of a Taxing Jurisdiction (including any treaty to which such Taxing Jurisdiction is a party), or a change in an official application or interpretation of such laws or regulations (including a decision of any court or tribunal), either generally or in relation to any particular Securities, which change, amendment, application or interpretation becomes effective on or after September 18, 2007, and, in the event that any successor entity has assumed the obligations of the Company, which change or amendment becomes effective on or after the date of such assumption of the Company’s obligations: (a) in making any payments of principal or interest, if any, on, or in respect of, such series of Securities, the Company or any such successor entity that has assumed the obligations of the Company has paid or will or would on the next Interest Payment Date be required to pay Additional Amounts with respect thereto, or (b) the Company or any such successor entity would not be entitled to claim a deduction in respect of such payments in computing its taxation liabilities, then the Securities will be redeemable upon not less than 35 nor more than 60 days’ notice by mail, on any Interest Payment Date thereafter, in whole but not in part, at the election of the Company as provided in the Indenture at a redemption price equal to 100% of the principal amount of such Securities together with any accrued but unpaid interest (if any) in respect of such Securities to the date fixed for redemption. In any case where the Company shall determine that as a result of either Section 11.08 or Section 11.09 of the Indenture it is entitled to redeem the Securities of any series, the Company shall be required to deliver to the Trustee prior to the giving of any notice of redemption a written legal opinion of independent counsel of recognized standing (selected by the Company) in a form satisfactory to the Trustee confirming that the Company is entitled to exercise its right of redemption under Sections 11.08 or 11.09 of the Indenture.

The successor entity that assumes the obligations of the Company pursuant to Section 8.03 of the Indenture shall also be entitled to redeem the Securities of the relevant series in accordance with Section 11.08 of the Indenture with respect to any change or amendment to, or change in the application or interpretation of the laws or regulations (including any treaty) of the successor entity’s jurisdiction of incorporation which change or amendment occurs subsequent to the date of any such assumption.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in aggregate principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity, and, in the case of a proceeding for the winding-up of the Company in England, such proceeding is in the name and on behalf of the Trustee to the same extent (but no further or otherwise) as the Trustee would have been entitled so to do. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or interest hereon on or after the respective due dates expressed or provided for herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Security at the times, place and rate, and in the coin or currency, as herein provided.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Senior Debt Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of this Security is payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Senior Debt Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing. Thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

This Security, and any other Securities of this series and of like tenor, are issuable only in registered form without coupons in initial denominations of $100,000 and increments of $1,000 thereafter.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture provides that the Company will be discharged from any and all obligations in respect of this Security (except for certain obligations to register the transfer or exchange of the Security, replace stolen, lost or mutilated Securities, maintain paying agencies and hold moneys for payment in trust) or need not comply with certain restrictive covenants of the Indenture, in each case if the Company deposits, in trust, with the Trustee money or Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of, and interest on, the Security on the dates such payments are due in accordance with the terms of this Security and certain other conditions are satisfied.

This Security and the Indenture shall be governed by and construed in accordance with the laws of the State of New York.

September 21, 2007

Barclays Bank PLC,

    1 Churchill Place,

        London E14 5HP,

            United Kingdom.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of $700,000,000 aggregate principal amount of Floating Rate Notes due 2009 (the “Securities”) of Barclays Bank PLC, a public limited company organized under the laws of England and Wales (the “Bank”), issued in global form pursuant to the Senior Debt Securities Indenture, dated as of September 16, 2004 (the “Indenture”), between the Bank and The Bank of New York, as Trustee (the “Trustee”), we, as your United States counsel, have examined such corporate records, certificates and other documents, and such questions of United States Federal and New York State law, as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, we advise you that, in our opinion, the Securities constitute valid and legally binding obligations of the Bank enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. In rendering the foregoing opinion, we have assumed that (i) the Bank has been duly organized and is an existing company under the laws of England and Wales and (ii) the Securities and the Indenture have been duly authorized, executed and delivered in accordance with the laws of England and Wales.

Also, we have relied as to certain matters on information obtained from public officials, officers of the Bank and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Securities conform to the specimen examined by us, that the Trustee’s certificates of authentication of the Securities have been manually signed by one of the Trustee’s authorized officers, and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion on a Form 6-K to be incorporated by reference in the Registration Statement and the reference to us under the heading “Validity of Debt Securities” in the Prospectus Supplement, dated September 18, 2007. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

SULLIVAN & CROMWELL LLP